PPM FUNDS
225 W. Wacker Drive, Suite 1200, Chicago, IL 60606

January 19, 2021

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	PPM Funds
File Nos. 333-221579 and 811-23308

Dear Sir/Madam:

On behalf of PPM Funds (the “Trust”), enclosed for electronic filing pursuant to Rule 14(a) under the Securities Exchange Act of 1934, as amended, are the following proxy materials: Notice of Special Meeting of Shareholders, Proxy Statement, and form of Voting Instruction Card, to be sent to the Trust’s shareholders in connection with a special meeting of shareholders. The proposals for consideration by the Trust’s shareholders are as follows:

1.	To approve a new investment advisory agreement with PPM for each Fund that is a series of the Trust, prompted by the IPO or the Demerger (the Demerger being a Change of Control Event);

2.
To approve a new investment advisory agreement with PPM for each Fund that is a series of the Trust, under certain circumstances in connection with the IPO only, and any future investment advisory agreement prompted by Change of Control Events that occur as part of the IPO (but not the Demerger);

3.	To approve a new distribution agreement with JNLD for each Fund that is a series of the Trust, prompted by the IPO or the Demerger (the Demerger being a Change of Control Event);

4.
To approve a new distribution agreement with JNLD for each Fund that is a series of the Trust, under certain circumstances in connection with the IPO only, and any future distribution agreement prompted by Change of Control Events that occur as part of the IPO (but not the Demerger); and

5.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The shareholder’s meeting is scheduled to be held on March 15, 2021. If you have any questions concerning this filing, please contact me at (312) 843-5905.

Sincerely,

/s/ Mary T. Capasso

Mary T. Capasso
President, Chief Executive Officer and Chief Legal Officer